Mail Stop 4561

July 28, 2008

By U.S. Mail and Facsimile to: (916) 444-2100

Daniel J. Doyle
President and Chief Executive Officer
Central Valley Community Bancorp
7100 N. Financial Drive, Suite 101
Fresno, CA 93720

> **Re: Central Valley Community Bancorp**
> **Registration Statement on Form S-4**
> **Filed July 3, 2008**
> **File No. 333-152151**

Dear Mr. Doyle:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1.   We note that part of the consideration payable to stockholders of Service 1st Bancorp is contingent on the occurrence of certain events and will be placed in an escrow account. Please revise throughout the prospectus to state the consideration in terms of the lowest amount that is assured to be issued and paid. Disclosure may be included that there is a possibility of an increase in the stated consideration if amounts remain in the escrow account after the occurrence of

certain events.

Cover Page of Registration Statement

2.   Please revise the cover page of the registration statement to indicate by check mark whether the company is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

3.   We note that you have calculated the proposed maximum aggregate offering price and the amount of the registration fee based on the average of the high and low sales prices for the company's common stock in reliance on Rule 457(f)(1) under the Securities Act of 1933. However, Rule 457(f)(1) provides that the registration fee should be based on the market value of the securities to be received by the registrant in the transaction. Please revise the registration fee table accordingly. Refer to Rule 457(f)(1) and (3) under the Securities Act.

Cover Page of Prospectus

4.   Please highlight the cross-reference to the "Risk Factors" section by prominent type or in another manner. Refer to Item 501(b)(5) of Regulation S-K.

5.   Please confirm that the company will not use the prospectus before the effective date of the registration statement, or, in the alternative, please revise to include an appropriate "subject to completion" legend on the cover page of the prospectus. Refer to Item 501(b)(10) of Regulation S-K.

References to Additional Information, page i

6.   Please highlight by print type or otherwise the statements which specify the dates by which security holders must request the information that is not delivered with the prospectus. Refer to Item 2 of Form S-4.

Summary

General

7.   Please revise to include the comparative market value disclosure required by Item 3(g) of Form S-4.

Treatment of Service 1st Bancorp Common Stock Options, page 8

8.   Noting the use of the previously undefined term "Per Share Merger Consideration" on page 8, please revise to define such term at its first use. Please also revise to disclose (i) how the Per Share Merger Consideration will be

calculated for purposes of cashing out the options given that part of such calculation is tied to the common stock component of the transaction and (ii) what portion of the option purchase price will be paid into and subject to the Escrow Fund.

Directors and Executive Management Following the Merger, page 9

9. Noting your discussion of the treatment of executives of Service 1st Bancorp in connection with the merger, please provide a discussion of the anticipated treatment of all other employees of Service 1st Bancorp.

Voting by Central Valley Community Bancorp…, page 11

10. Noting that your calculations do not include the shares held by executive officers of each of the companies, please revise to include such shares in your calculations. Please also compare the voting percentages referenced in this subsection with the respective votes required for approval of the merger. Refer to Item 3(h) of Form S-4.

Risk Factors

Cash deposited into the Escrow Fund may never be distributed…, page 13

11. Please revise this risk factor to disclose the percentage of the total consideration that the Escrow Fund represents and that there is a risk that none of such amount will be paid to holders of Service 1st Bancorp common stock. Please also include a brief discussion of the litigation to which the Escrow Fund relates.

Background of the Merger, page 29

12. We note on page 31 that the first mention of discussions regarding the potential interest of the company in pursuing a transaction with Service 1st Bancorp took place between the company and Sandler O'Neill. Please revise to clarify at what point and by whom the company was identified as a potential transaction partner.

13. Please revise your discussion in the first full paragraph on page 31 to address the reasons that the list of transaction candidates was narrowed to two.

14. Please revise the third full paragraph on page 31 to elaborate on the factors relied upon by Sandler O'Neill to conclude that the expression of interest of the company was superior to the other candidate's expression of interest.

15. Noting the discussion in the third paragraph on page 32 of the Regent Litigation and Escrow Fund, please revise to discuss the factors considered by the parties in

determining the amount of the Escrow Fund, including any conclusions regarding the likely outcome of the dispute.

Calculation of Consideration to be Paid to Service…, page 39

16.   Noting that the proportion of cash and stock payable to holders of Service 1st Bancorp common stock who exchange their shares will be adjusted to account for the payments for any dissenting shares, please revise the sixth paragraph on page 39 to highlight how such adjustment will work. Consider providing examples of how the division between cash and stock will be adjusted based on two or three hypothetical payout totals for dissenting shares. Please also highlight on the cover page of the prospectus and in the summary section that such an adjustment will be made as a result of payments for dissenting shares.

17.   Please also discuss the risk, both here and in the "Risk Factors" section, that all of the remaining Total Cash Consideration, after the payment for dissenting shares, will be placed into the Escrow Fund and that all of the consideration received by the Service 1st Bancorp stockholders will be common stock.

Escrow Fund, page 39

18.   Please update as of the most recent practicable date the status of the Regent Litigation and Loan Participation Agreement to which the Escrow Fund relates.

Dissenters' Rights of Central Valley Community Bancorp…, page 52

19.   It is inappropriate to qualify your summary of dissenters' rights by reference to Division 1, Chapter 13 of the California Corporations Code without filing the entirety of the information referenced. Please revise to file the entirety of the information referenced or limit your qualification to the information provided as part of the prospectus.

Miscellaneous, page 66

20.   To the extent not already discussed, please revise to describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Service 1st Bancorp and Sandler O'Neill. Please include similar information with respect to the company and Keefe, Bruyette & Woods on page 72. Refer to Item 1015(b)(4) of Regulation M-A.

21.   We note the statement at the bottom of page 68 that the amount of cash or common stock received as consideration in the merger will be determined by reference to the average price of the company's common stock over a 20 trading

day averaging period. This statement, however, appears to be inconsistent with the remainder of the prospectus. Please revise or explain.

Termination and Remedies, page 80

22.   It appears that the reference to "1.15%" of the Index Change Ratio in the second full paragraph on page 81 is inconsistent with the terms of the Reorganization Agreement and Plan of Merger. If so, please revise to correct.

23.   We note that both companies have the right to nullify the other company's exercise of a Price Trigger Termination Right by accepting an increase or decrease in the merger consideration, as the case may be. Please revise the "Summary" section on page 8 to provide a brief description of this right to modify the consideration payable in the transaction and highlight the fact that such an adjustment would take place after the stockholders have voted on the transaction. Please also revise your risk factor disclosure to discuss the risks to the stockholders of both companies of the possibility of an adjustment to the consideration after the stockholders have voted on the transaction.

24.   The last sentence of the fifth full paragraph on page 81 refers to a "decrease" in the consideration at "Service 1st Bancorp's discretion". Such reference, however, appears to conflict with the terms of the Reorganization Agreement and Plan of Merger. If so, please revise to correct.

Shareholder Proposals, page 86

25.   Please revise to provide all of the information required to be in a proxy statement by Rule 14a-5(e) under the Securities Exchange Act of 1934 with respect to both companies. Refer to Item 18(a)(1) of Form S-4 and Item 1(c) of Schedule 14A.

Where You Can Find More Information, page 101

26.   We note that the company has only incorporated by reference one Form 8-K filed since December 31, 2007. Please revise to incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since December 31, 2007. Please also clarify whether the dates listed for each Form 8-K represent the date filed or the date of the earliest event reported. Refer to Item 13(a)(2) of Form S-4.

27.   It appears that both companies have elected to incorporate certain information by reference in accordance with Item 13 of Form S-4. However, both companies have also incorporated by reference certain future filings made pursuant to the Securities Exchange Act of 1934 which is not required by Item 13. Please revise to eliminate such forward incorporation by reference, or, in the alternative, please

provide the undertaking required by Item 512(b) of Regulation S-K.

Item 22. Undertakings, page II-2

28.   Please revise to furnish the undertaking required by Item 22(b) of Form S-4.

Exhibit 5

29.   Please delete the last sentence of the sixth paragraph of the opinion or refile the opinion at the time acceleration of the effectiveness of the registration statement is requested. The legal opinion must be valid as of the date of effectiveness.

30.   It is inappropriate to limit reliance on the opinion. Please revise the last paragraph of the opinion accordingly.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Staff Attorney

cc: Bruce F. Dravis, Esq.
        James K. Dyer, Jr., Esq.
        Downey Brand LLP
        555 Capitol Mall, 10th Floor
        Sacramento, California 95814